April 5, 2019

VIA EDGAR AND FEDERAL EXPRESS

Paul Fischer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:	Staffing 360 Solutions, Inc.

Registration Statement on Form S-3

Filed March 26, 2019

File No.: 333-230503

Ladies and Gentlemen:

On behalf of our client, Staffing 360, Inc. (the “Company”), we submit this letter in response to an oral comment from the staff (the “Staff”) of the Securities and Exchange Commission received via a telephone conversation on or about April 1, 2019, relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and are providing to the Staff by overnight delivery a copy of this letter.

In this letter, we have summarized the oral comment from the Staff in bold type and have followed the comment with the Company’s response.

1.

We note that your amended and restated certificate of incorporation identified the court of chancery of the State of Delaware (subject to certain exceptions) as the exclusive form for certain litigation, including any “derivative action.”  We also note that the Federal District Court for the District of Delaware will have alternate jurisdiction for such claims.  Please tell us and disclose in future filings whether this provision applies solely to state law claims.  If it does not apply solely to state law claims, then please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that stockholders would not be deemed to have waived the company’s compliance with federal securities law and the rules and regulations thereunder.

Securities and Exchange Commission

Response:  The Company respectfully advises the staff that Article Ninth of the Company’s Amended and Restated Certificate of Incorporation provides that the sole and exclusive forum for certain actions, which may include federal claims, shall be a state court located within the State of Delaware, except that if no state court located within the State of Delaware has jurisdiction over such claims (including subject matter jurisdiction), the sole and exclusive forum for such claim shall be the federal district court for the District of Delaware.

The Company acknowledges that the enforceability of these provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in such action. The Company agrees that it will acknowledge in its future filings, including its risk factor disclosures, that the portion of this provision requiring the state courts of the State of Delaware be the exclusive forum for certain suits would (i) not be enforceable with respect to any suits brought to enforce any liability or duty created by the Exchange Act and (ii) have uncertain enforceability with respect to Securities Act claims, and that the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Should the Staff have additional questions or comments concerning the foregoing, please contact Rick A. Werner, Esq. at (212) 659-4974.

Sincerely,

/s/ Rick A. Werner

Rick A. Werner

Haynes and Boone, LLP

(212) 659-4974

Rick.Werner@haynesboone.com

cc:Brendan Flood, Chief Executive Officer, Staffing 360 Solutions, Inc.

David Faiman, Chief Financial Officer, Staffing 360 Solutions, Inc.